Schedule B-2

Fee Schedule

This Schedule B-2 is part of the ETF Distribution Agreement effective September 19, 2017 (the “Agreement”) by and between the Two Roads Shared Trust (the “Trust”) and Northern Lights Distributors, LLC (“NLD”).

Fund(s)
LeaderShares™ AlphaFactor® U.S. Core Equity ETF

Each of the above referenced funds a “Fund” and collectively, the “Funds”.

Service Fees:

Annual fee of $25,000 for the first Fund and $5,000 for each additional Fund PLUS:

•	1 basis point or 0.01% per annum of each Fund's average daily net assets up to $250 million, and;
•	¾ basis point or 0.0075% per annum of each Fund's average daily net assets between $250 million and $500 million, and;
•	½ basis point or 0.0050% per annum of each Fund's average daily net assets between $500 million and $1 billion, and;
•	¼ basis point or 0.0025% per annum of each Fund's average daily net assets over $1 billion.

The Fund shall also pay an additional fee to Distributor calculated as 25% of any FINRA costs incurred (for example, if FINRA charged $100 to perform advertising review, Distributor would charge the Fund an additional $25).

All service fees outlined above are payable monthly in arrears.

Registered Representative Licensing:

Annual fee of $5,500 per Registered Representative requested to be registered by the Trust or a Fund’s adviser, plus all out-of-pocket costs such as registration expenses and travel expenses to conduct required training.

Out-of-Pocket Expenses:

The Fund shall pay all reasonable out-of-pocket expenses incurred by Distributor in connection with activities performed for the Fund hereunder including, without limitation:

  typesetting, printing and distribution of prospectuses and shareholder reports production, printing, distribution and placement of advertising and sales literature and materials engagement of designers, free-lance writers and public relations firms long-distance telephone lines, services and charges
  postage

  overnight delivery charges
  FINRA and registration fees
  marketing expenses
  record retention fees
  travel, lodging and meals
  NSCC charges
  Fund platform fees and service fees
  website monitoring review

In the event the fees authorized by the Fund for payment to Distributor are insufficient to cover the fees due to Distributor for its services provided hereunder, Redwood Investment Management, LLC, the investment adviser to the Fund, agrees to pay Distributor the remaining balance of any fees due and payable to Distributor according to this fee schedule within fifteen (15) days of request.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule to the ETF Distribution Agreement effective this 6thth day of September, 2018.

TWO ROADS SHARED TRUST (for the above referenced Fund(s)) By: /s/Jim Colantino_____________ Jim Colantino President	NORTHERN LIGHTS DISTRIBUTORS, LLC By: /s/Bill Strait_______________ Bill Strait President

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) NLD expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) NLD's business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any NLD employees who are involved in the procurement of the services under the Agreement then NLD may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of NLD for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to NLD in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Redwood Investment Management, LLC

1117 S. Robertson Boulevard

Los Angeles, CA 90035

By: /s/Michael Messinger________________

Name: Michael Messinger

Title: Principal